Exhibit 99.13(b)

Consent of Independent Registered Public Accounting Firm

Those charged with governance of Talcott Resolution Life Insurance Company Separate Account Twelve:

We consent to the use, in this Post-Effective Amendment No. 25 to Registration Statement No. 333-114404 on Form S-6 (the Registration Statement), of our report, dated April 27, 2020, with respect to the statements of assets and liabilities of Talcott Resolution Life Insurance Company Separate Account Twelve as of December 31, 2019, and the related statements of operations and statement of changes in net assets for each of the years or periods in the three-year period then ended and financial highlights for each of the years or periods in the five-year period then ended, included herein. We also consent to the reference to our firm under the heading “Experts” in the General Information section.

/s/KPMG LLP

Boston, Massachusetts
April 27, 2020